Exhibit 1.02

MagnaChip Semiconductor Corporation

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (this “Report”) of MagnaChip Semiconductor Corporation (including its consolidated subsidiaries, the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period from January 1, 2013 to December 31, 2013 (the “Reporting Period”).

Forward-looking statements contained in this Report are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. Statements in this Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company’s compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, the Company’s customers’ requirements to use certain suppliers, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to implement improvements in its conflict minerals program and the Company’s ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed.

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

Our business is comprised of three key segments: Display Solutions, Power Solutions and Semiconductor Manufacturing Services. Our Display Solutions products include display drivers that cover a wide range of flat panel displays and mobile multimedia devices. Our Power Solutions products include discrete and integrated circuit solutions for power management in high-volume consumer applications. Our Semiconductor Manufacturing Services segment provides specialty analog and mixed-signal foundry services for fabless semiconductor companies that serve the consumer, computing and wireless end markets. The Company’s operations may at times manufacture, or contract to manufacture, products, including the products listed above, for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”).

As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in such products during the Reporting Period, which the Company refers to as the “Subject Minerals,” to determine whether any such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals were from recycled or scrap sources. Where applicable, the Company has conducted additional due diligence regarding the sources of the Subject Minerals. The results of the Company’s RCOI regarding the Subject Minerals, as well as the Company’s additional due diligence regarding the sources of such Subject Minerals, are contained in this Report, which is publicly available at http://www.magnachip.com/AboutUs/Policy.php. The content on, or accessible through, any web site referred to in this Report is not incorporated by reference into this Report unless expressly noted.

1.	RCOI and Due Diligence Process.

The Company has conducted a good faith RCOI regarding the Subject Minerals. This good faith RCOI was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources, in accordance with Form SD and related guidance provided by the Securities and Exchange Commission (the “SEC”). The Company also exercised due diligence on the source of the Subject Minerals. The Company’s due diligence measures have been designed to follow the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”).

RCOI

The Company’s global supply chain is complex. In the course of its business operations, the Company may purchase materials and components containing conflict minerals. These materials and components may, in turn, be included in the Company’s products or products manufactured by the Company. Because the Company does not purchase conflict minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between the Company and the original sources of conflict minerals. As a result, the Company relies on its suppliers and outsourcing manufacturers to provide information regarding the origin of any conflict minerals that are included in its products. In accordance with the OECD Guidelines and related guidance provided by the SEC, the Company worked with its suppliers and outsourcing manufacturers to identify, where possible, the smelters and countries of origin of the Subject Minerals.

As part of its RCOI, the Company worked to identify its Tier 1 suppliers and outsourcing manufacturers that it believed could potentially provide materials or components containing Subject Minerals (collectively, the “Covered Suppliers”). The Company focused on its suppliers providing materials or components for products in which the Company identified to contain Subject Minerals and all of its outsourcing manufacturers. During the Reporting Period, the Company asked the Covered Suppliers to complete and return the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (“EICC-GeSI Template”) and related questionnaire. Using a risk-based approach, the Company evaluated responses from the Covered Suppliers for plausibility, consistency, and gaps both in terms of which materials or components were stated to contain or not contain Subject Minerals, as well as the origin of those Subject Minerals.

The Company obtained representations from substantially all of its suppliers and outsourcing manufacturers the Company identified as potentially supplying the Subject Minerals during the Reporting Period. Such representations included from certain Covered Suppliers completed EICC-GeSI Templates indicating the facility at which the Subject Minerals were processed. Based on the information obtained pursuant to the RCOI process described above, however, the Company does not have sufficient information with respect to the Reporting Period to determine the country of origin of any of the Subject Minerals. The Company’s RCOI procedures are an evolving process. See “Additional Due Diligence and Risk Mitigation” below for additional detail.

Due Diligence

The Company’s due diligence process is designed to follow the OECD Guidelines. Due diligence measures undertaken by the Company during the Reporting Period included the following:

Establish Strong Company Management Systems

Internal Team to Support Supply Chain Due Diligence.

The Company established an internal team from its supply management and legal departments to manage conflict minerals engagement with its suppliers and outsourcing manufacturers. This team has been charged with overseeing and driving conflict minerals compliance. This team has been tasked to work with the Company’s other employees to provide training and guidance, receive and track responses and facilitate communication between departments with respect to compliance with the SEC’s reporting requirements regarding conflict minerals.

Internal Policy Developed to Establish Expectations of Suppliers.

The Company has adopted and published a position statement establishing the expectations of its suppliers and outsourcing manufacturers to responsibly source products on a conflict-free basis. The position statement can be found on the Company’s website at http://www.magnachip.com/AboutUs/Policy.php. The Company’s position statement will be periodically reviewed and updated as needed. The Company’s internal conflict minerals team is also currently evaluating its supply agreements and purchasing procedures to determine whether additional contractual or other means of implementing the Company’s policy should be adopted as described below under “Additional Due Diligence and Risk Mitigation.”

Identify and Assess Risks in the Supply Chain

The Company continues to assess its supply chain risks and work with its suppliers and outsourcing manufacturers in developing greater supply chain transparency.

Design and Implement a Strategy to Respond to Identified Risks

The Company is committed to maintaining high standards of corporate responsibility through its compliance with Form SD. As required by Form SD, the Company is reporting the findings of its RCOI and additional due diligence measures through the preparation of this Report. The Company’s internal team that manages conflict minerals engagement with the Company’s suppliers and outsourcing manufacturers also works to address any significant due diligence findings as they arise. For example, as described below, when the Company became aware that certain of its outsourcing manufacturers used smelters that are not members of the EICC-GeSI Conflict Free Smelter program (“Members”), its internal team requested that those outsourcing manufacturers begin using Members or complete the steps required for their smelters to become Members by August 2014.

Carry Out Independent Third-Party Audit of Smelter’s / Refiner’s Due Diligence Practices

Where possible, the Company has relied on third party assurances and certifications. For example, the Company accepts as reliable any smelter that is a member of the EICC-GeSI Conflict Free Smelter program.

Report Annually on Supply Chain Due Diligence

This Report is publicly available at http://www.magnachip.com/AboutUs/Policy.php and meets the OECD recommendation to report annually on supply chain due diligence.

2.	Diligence Results.

Based on the information obtained pursuant to the RCOI and due diligence process described above, the Company does not have sufficient information, with respect to the Reporting Period, to determine the known facility/smelter or country of origin of the Subject Minerals. The Company became aware that certain of its outsourcing manufacturers used smelters that are not Members. However, the Covered Suppliers were unable to accurately report which of its smelters were part of the supply chain for the Subject Minerals. For example, the majority of Covered Suppliers reported their sourcing results on a company-wide basis, rather than on a product-specific basis or were unable to determine the facility/smelter and/or country of origin for the Subject Minerals. A Covered Supplier’s failure to identify a specific facility/smelter and/or country of origin at any point in its supply chain will drive an equivalent response for the Company and, therefore, the Company is unable to report any known facilities/smelters and/or countries of origin for the Subject Minerals at this time. The Company expects to continue to implement and refine its conflict minerals program to improve its supply chain transparency by obtaining more accurate and more complete information from its suppliers and outsourcing manufacturers. See “Additional Due Diligence and Risk Mitigation” below for additional detail.

3.	Additional Due Diligence and Risk Mitigation.

The Company expects to take the following steps, among others, to improve its RCOI process and due diligence measures:

Additional Terms and Conditions / Supplier Code of Conduct

Within the Company’s supplier relationships, the Company seeks to manage its sourcing processes ethically, and to hold the Company, its suppliers, and its outsourcing manufacturers to high standards of behavior. This means that the Company is committed to working with its suppliers and outsourcing manufacturers to encourage responsible practices throughout the supply network. The Company is working to strengthen its commitment to the responsible sourcing of conflict minerals, including though using the Company’s purchasing power and relationships to influence its suppliers and outsourcing manufacturers, and evaluating the use of specific terms and conditions in certain supply agreements and purchase orders. The Company has also required certifications from its suppliers and outsourcing manufacturers that they will adhere to the Company’s conflict minerals policy and assist in its reporting requirements. The Company expects to further develop and implement specific terms, conditions and expectations with its suppliers and outsourcing manufacturers that require, among other matters, that no materials or components supplied or manufactured on behalf of the Company contain any conflict minerals that directly or indirectly finance any armed group that has been identified as a perpetrator of human rights abuses.

Continuous Improvement of Supply Chain Due Diligence

The Company expects to continue to improve its supply chain due diligence efforts. Such measures may include, but are not limited to:

•	assessing the presence of conflict minerals in its supply chain;

•	clearly communicating expectations with regard to transparency of supplier sourcing of conflict minerals;

•	increasing the detail and transparency of responses received in the RCOI and due diligence process;

•	continuing to compare RCOI and due diligence results to information collected via independent conflict free smelter validation programs such as the EICC-GeSI Conflict Free Smelter program; and

•	contacting suppliers and outsourcing manufacturers regarding smelters identified as a result of the RCOI and due diligence process and request their participation in obtaining a “conflict free” designation from an industry program such as the EICC-GeSI Conflict Free Smelter program.